SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

General Company of Geophysics

(Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -      .)

FORWARD-LOOKING STATEMENTS		3
PART 1		4
Item 1:	FINANCIAL STATEMENTS	4
Unaudited Interim Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003		4
Unaudited Interim Consolidated Statements of Operations for the three months ended September 30, 2004 and 2003 and for the nine months ended September 30, 2004 and 2003		5
Unaudited Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 and 2003		6
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity during the year ended December 31, 2003 and the nine months ended September 30, 2004		7
Notes to Unaudited Interim Consolidated Financial Statements		8
Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	15
Item 3:	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	26
Item 4:	CONTROLS AND PROCEDURES	27
PART II		27
Item 1:	LEGAL PROCEEDINGS	27
Item 2:	CHANGES IN SECURITIES AND USE OF PROCEEDS	27
Item 3:	DEFAULTS UPON SENIOR SECURITIES	27
Item 4:	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	28
Item 5:	OTHER INFORMATION	29
Item 6:	EXHIBITS AND CURRENT REPORTS ON FORM 6-K	29
EX-3.1: ARTICLES OF ASSOCIATION, AS AMENDED
EX-10.1: SUBSCRIPTION AGREEMENT
EX-10.2: REGISTRATION RIGHTS AGREEMENT
EX-31.1: CERTIFICATION
EX-31.2: CERTIFICATION

FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

PART I

Item 1: FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2004	2003
	(Unaudited)
(in millions of euros)
ASSETS
Cash and cash equivalents	50.3	96.4
Trade accounts and notes receivable	180.2	165.5
Inventories and work-in-progress	79.3	64.0
Other current assets	53.0	57.9

Total current assets	362.8	383.8

Long term receivable and other investments	36.1	41.5
Investments in and advances to companies under the equity method	37.0	33.0
Property, plant and equipment, net	212.9	216.0
Goodwill and intangible assets, net	222.8	205.1

Total assets	871.6	879.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	4.9	3.2
Current portion of long-term debt	22.8	24.6
Trade accounts and notes payable	78.9	78.6
Accrued payroll costs	48.4	47.7
Income taxes payable	18.7	18.3
Advance billings to customers	8.9	16.9
Other current liabilities	39.0	44.8

Total current liabilities	221.6	234.1

Long-term debt	208.4	207.8
Other long-term liabilities	37.8	32.1

Total long-term liabilities	246.2	239.9

Minority interest	7.6	8.8
Common stock, 24,498,368 shares authorized; 11,681,718 shares with a €2 nominal value issued and outstanding as of September 30, 2004; 11,680,718 at December 31, 2003	23.4	23.4
Additional paid-in capital	173.4	292.7
Retained earnings	251.4	142.5
Net income (loss) for the period	(7.3)	(10.4)
Cumulative translation adjustment	(44.7)	(51.6)

Total shareholders’ equity	396.2	396.6

Total liabilities and shareholders’ equity	871.6	879.4

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Nine months ended		Three months ended
	September 30,		September 30,
(in millions of euros, except per share data)	2004	2003	2004	2003
Operating revenues	488.2	454.6	166.8	135.7
Cost of operations	(389.5)	(366.8)	(127.7)	(106.4)

Gross profit	98.7	87.8	39.1	29.3

Research and development expenses — net	(24.1)	(19.2)	(8.4)	(6.7)
Selling, general and administrative expenses	(57.3)	(59.8)	(19.7)	(21.7)
Other revenues (expenses) — net	6.4	(14.1)	(0.3)	(18.1)

Operating income (loss)	23.7	(5.3)	10.7	(17.2)

Interest and other financial income and expense — net	(16.7)	(15.8)	(5.0)	(3.6)
Exchange gains (losses) — net	0.9	5.4	(3.2)	(0.7)

Income (loss) from consolidated companies before income taxes	7.9	(15.7)	2.5	(21.5)

Income taxes	(15.6)	(8.4)	(6.0)	(1.7)

Net income (loss) from consolidated companies	(7.7)	(24.1)	(3.5)	(23.2)

Equity in income (losses) of investees	7.7	5.8	2.9	0.9
Goodwill amortization	(6.4)	(6.2)	(2.2)	(3.2)

Net income (loss) before minority interest	(6.4)	(24.5)	(2.8)	(25.5)

Minority interest	(0.9)	—	(0.4)	—

Net income (loss)	(7.3)	(24.5)	(3.2)	(25.5)

Weighted average number of shares outstanding	11,681,218	11,680,718	11,681,718	11,680,718
Dilutive potential shares from stock-options	159,751	169,900	159,751	169,900

Dilutive weighted average number of shares outstanding	11,840,969	11,850,618	11,841,469	11,850,718

Net income (loss) per share
Basic	(0.62)	(2.10)	(0.27)	(2.18)
Diluted	(0,62)	(2.10)	(0.27)	(2.18)

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine months ended
	September 30,
	2004	2003
(in millions)
Cash flows from operating activities
Net income (loss)	(7.3)	(24.5)
Depreciation and amortization	51.7	57.8
Multi-client surveys amortization	43.1	64.8
Net loss (gain) on sale of assets	(2.6)	(3.0)
Deferred income taxes	1.1	(1.0)
Minority interest	0.9	—
Equity in income of investees, net of dividends	(2.9)	(0.7)
Increase (decrease) in other long-term liabilities	1.8	(2.9)
Other non-cash items	13.2	(5.6)
Increase/decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	(15.9)	12.6
(Increase) decrease in inventories and work in progress	(8.4)	0.6
(Increase) decrease in other current assets	15.7	55.3
Increase (decrease) in trade accounts and notes payable	(4.1)	(25.5)
Increase (decrease) in other current liabilities	(21.5)	7.9

Net cash provided by operating activities	64.8	135.8

Cash flows from investing activities
Purchases of property, plant and equipment (a)	(29.5)	(21.9)
Investments in multi-client surveys	(39.8)	(92.0)
Proceeds from sale of assets	4.5	4.4
Cash paid for acquired businesses, net of cash acquired	(27.9)	(2.0)
Investments in and advances to companies under the equity method	—	(0.6)
Decrease (increase) in other investments	(0.3)	2.3

Net cash used in investing activities	(93.0)	(109.8)

Cash flows from financing activities
Repayment of long-term debt	(14.7)	(27.4)
Issuance of long-term debt	7.2	—
Repayment of capital lease obligations	(11.1)	(10.3)
Government research grants received	—	—
Government research grants repaid	(1.1)	(0.3)
Increase (decrease) in bank overdrafts	1.4	(1.8)
Net proceeds from capital increase	—	—
Contribution from minority shareholders	—	—

Net cash provided by (used in) financing activities	(18.3)	(39.8)

Effects of exchange rate changes on cash	0.4	6.8
Net increase (decrease) in cash and cash equivalents	(46.1)	(7.0)
Cash and cash equivalents at beginning of year	96.4	116.6

Cash and cash equivalents at end of period	50.3	109.6

(a) Not including equipment acquired under capital leases	7.7	4.2

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Cumulative	Total
	Number of	Share	paid-in	Retained	translation	shareholders’
	shares	capital	capital	Earnings	adjustment	equity
	(in millions of euros, except for number of shares)
Balance at January 1, 2003	11,680,718	23.4	310.6	124.6	(21.1)	437.5

Capital increase
Net income				(10.4)		(10.4)
Foreign currency translation					(30.5)	(30.5)
Other (a)			(17.9)	17.9		—

Balance at December 31, 2003	11,680,718	23.4	292.7	132.1	(51.6)	396.6

Capital increase	1,000
Net income				(7.3)		(7.3)
Foreign currency translation					6.9	6.9
Other (a)			(119.3)	119.3		—

Balance at September 30, 2004 (Unaudited)	11,681,718	23.4	173.4	244.1	(44.7)	396.2

(a) Deduction from issuance premium for allocation to the carry forward

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles applied by the Group in the preparation of the accompanying financial statements are in conformity with accounting principles generally accepted in France (“French GAAP”) and comply with the regulation Number 99-02 approved by the decree dated June 22, 1999 of the French “Comité de la Réglementation Comptable”.

The accompanying interim financial statements are also in conformity with the accounting principles applied to the Company’s annual consolidated statements, as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

French GAAP differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 3 describes the principal differences between French GAAP and U.S. GAAP as they relate to CGG and its subsidiaries (“The Group”) and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended September 30, 2004.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC ZONE

The following tables present revenues by activity and geographic zone based on the location of the customer, operating income and identifiable assets by operating segment.

The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Services, which consist of (i) land seismic acquisition, (ii) marine seismic acquisition, (iii) other geophysical acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing and data management;

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition, and software development and sales.

Revenues by activity

The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Nine months ended September 30,				Three months ended September 30,
	2004		2003		2004		2003
	(in millions of euros, except percentages)
Land SBU	61.0	12%	115.2	25%	18.8	11%	20.6	15%
Offshore SBU	134.5	28%	117.3	26%	55.2	33%	26.3	19%
Processing & Reservoir SBU	76.4	16%	84.2	19%	27.5	17%	29.1	22%

Services	271.9	56%	316.7	70%	101.5	61%	76.0	56%
Products	216.3	44%	137.9	30%	65.3	39%	59.7	44%

Total	488.2	100%	454.6	100%	166.8	100%	135.7	100%

Revenues by geographic zone

Analysis of operating revenues by origin

(in millions of euros, except percentages)	Nine months ended September 30,				Three months ended September 30,
	2004		2003		2004		2003
France	176.8	36%	112.9	25%	50.4	30%	48.3	36%
Rest of Europe	51.6	11%	38.6	8%	18.7	11%	10.9	8%
Asia-Pacific/Middle East	82.0	17%	47.8	10%	29.7	18%	13.9	10%
Africa	43.6	9%	66.3	15%	13.4	8%	22.3	16%
Americas	134.2	27%	189.0	42%	54.6	33%	40.3	30%

Total	488.2	100%	454.6	100%	166.8	100%	135.7	100%

Analysis of operating revenues by location of customers

(in millions of euros, except percentages)	Nine months ended September 30,				Three months ended September 30,
	2004		2003		2004		2003
France	11.5	2%	5.7	1%	3.2	2%	2.3	2%
Rest of Europe	78.7	16%	58.9	13%	30.8	18%	28.4	21%
Asia-Pacific/Middle East	191.3	39%	112.6	25%	61.7	15%	41.0	30%
Africa	62.6	13%	90.4	20%	15.4	9%	14.4	11%
Americas	144.1	30%	187.0	41%	55.7	33%	49.6	36%

Total	488.2	100%	454.6	100%	166.8	100%	135.7	100%

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Analysis by operating segment

	Nine months ended September 30, 2004					Nine months ended September 30, 2003
			Eliminations						Eliminations
			and		Consolidated				and		Consolidated
(in millions of euros)	Services	Products	Adjustments		Total	Services		Products	Adjustments		Total
Revenues from unaffiliated customers	271.9	216.3			488.2	316.7		137.9			454.6
Inter-segment revenues	1.6	12.6	(14.2)		—	1.0		14.1	(15.1)		—

Operating revenues	273.5	228.9	(14.2)		488.2	317.7		152.0	(15.1)		454.6

Operating income (loss)	(16.4)	45.5	(5.4	)(b)	23.7	(31.1	)(a)	30.4	(4.6	)(b)	(5.3	)(a)

Equity income (loss) of investees	7.3	0.4			7.7	5.6		0.2	—		5.8
Capital expenditures (c)	70.4	7.2	(0.6)		77.0	118.2		2.3	(2.4)		118.1
Depreciation and amortization (d)	85.1	13.4	(3.7)		94.8	118.2		9.1	(4.7)		122.6
Corporate assets amortization			—								0.1
Investments in companies under equity method			—			0.6					0.6

Identifiable assets	537.7	266.9	(31.7)		772.9	578.3		198.0	(22.5)		753.8

Unallocated and corporate assets					98.7						152.8

Total assets					871.6						906.6

(a)	Includes €17.4 million related to the restructuring plan of our Land SBU as follows:

•	€10.2 million related to the redundancy plan and other expenses,

•	€7.2 million related to asset write-downs

(b)	Includes general corporate expenses of €10.1 million for the nine months ended September 30, 2004 and €8.0 million for the comparable period in 2003.

(c)	Includes investments in multi-client surveys of €39.8 million for the nine months ended September 30, 2004 and €92.0 million for the comparable period in 2003, and equipment acquired under capital leases, of which there was €7.7 million in the nine months ended September 30, 2004 and €4.2 million for the comparable period in 2003.

(d)	Includes multi-client amortization of €43.1 million for the nine months ended September 30, 2004 and €64.8 million for the comparable period in 2003, and goodwill amortization for our Services and Products segments of €0.7 million and €5.7 million, respectively, for the nine months ended September 30, 2004 and €2.6 million and €3.7 million, respectively, for the comparable period in 2003.

Goodwill amortization for Services segment includes €1.6 million write-down following the restructuring plan of our Land SBU in 2003.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

	Three months ended September 30, 2004				Three months ended September 30, 2003
			Eliminations					Eliminations
			and	Consolidated				and		Consolidated
(in millions of euros)	Services	Products	Adjustments	Total	Services		Products	Adjustments		Total
Revenues from unaffiliated customers	101.5	65.3		166.8	76.0		59.7	—		135.7
Inter-segment revenues	0.2	3.9	(4.1)	—	0.5		4.1	(4.6)		—

Operating revenues	101.7	69.2	(4.1)	166.8	76.5		63.8	(4.6)		135.7

Operating income (loss)	1.6	11.7	(2.6)	10.7	(30.0	)(a)	13.8	(1.0	)(b)	(17.2	)(a)

Equity income (loss) of investees	2.9	—		2.9	0.9		—	—		0.9
Capital expenditures (c)	21.5	2.8		24.3	31.6		1.4	(0.1)		32.9
Depreciation and amortization (d)	28.3	4.7	(1.2)	31.8	30.5		3.1	(1.6)		32.0
Corporate assets amortization				—						—
Investments in companies under equity method				—						—

(a)	Includes €17.4 million related to the restructuring plan of our Land SBU as follows:

–	€10.2 million related to the redundancy plan and other expenses

–	€7.2 million related to asset write-downs

(b)	Includes general corporate expenses of €4.2 million for the three months ended September 30, 2004 and €2.7 million for the comparable period in 2003.

(c)	Includes investments in multi-client surveys of €12.4 million for the three months ended September 30, 2004 and €25.3 million for the comparable period in 2003, and equipment acquired under capital leases, of which there was €0.2 million in the three months ended September 30, 2004 and none for the comparable period in 2003.

(d)	Includes multi-client amortization of €14.9 million for the three months ended September 30, 2004 and €9.3 million for the comparable period in 2003,and goodwill amortization for our Services and Products segments of €0.2 million and €2.0 million, respectively, for the three months ended September 30, 2004 and €2.0 million and €1.3 million, respectively, for the comparable period in 2003.

Goodwill amortization for Services segment includes €1.6 million write-down following the restructuring plan of our Land SBU in 2003.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

NOTE 3—RECONCILIATION TO U.S. GAAP

A — SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE
GROUP AND U.S. GAAP

The accompanying consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in section 3 B below.

Derivative instruments and hedging activity

Under French GAAP, derivative instruments used as hedges are not recognized in the balance sheet, and hedging gains and losses are recorded in the same period as the income or loss on the hedge transactions.

Under U.S. GAAP, beginning January 1, 2001 with the adoption of SFAS No. 133, all derivative instruments are recorded in the balance sheet at fair value. Specifically,

•	hedge accounting may only be applied to hedges meeting strict criteria, and SFAS No. 133 defines new requirement for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting;

•	for derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs;

•	for derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings;

•	for embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar), revenue and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings;

•	if hedge accounting is not applied, changes in the fair value of derivative instruments are recorded in earnings.

Goodwill amortization and impairment

Under French GAAP, goodwill is amortized on a straight-line basis over its estimated useful life.

Under U.S. GAAP, before 31 December 2001, no difference was reported for goodwill accounting. Since 1 January 2002, however, goodwill is no longer amortized but remains at its carrying value as of December 31, 2001. Under the provisions of SFAS 142 “Goodwill and Other Intangible Assets”, goodwill is tested for impairment at least annually.

Available-for-sale securities

Under French GAAP, investment in equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary loss in fair value. Unrealized gains and temporary unrealized losses are not recognized. For equity securities, the allowance is evaluated based on the average of the market price in the last 30 days.

Under U.S. GAAP, investments in equity securities are classified into two categories and accounted as follows. Equity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities” and are reported at fair value, with unrealized gains and losses included in earnings. All other equity securities are classified in “available for sale” securities and reported at fair value, with unrealized gains and temporary losses excluded from earnings and reported in shareholder’s equity. In case of other-than-temporary loss in fair value, an allowance is recorded in earnings. Such allowance is evaluated based on the market price at the closing date translated at the closing rate.

Stock-based compensation

Under French GAAP, no compensation cost is recognized for stock options.

For U.S. GAAP purposes, the stock-based compensation plans qualify as fixed plans under U.S. GAAP, compensation cost is recorded under APB25 equal to the excess, if any, of the market price over the exercise price of the underlying shares at the date of grant.

Income taxes

Under French GAAP, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.

Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N°52, Foreign Currency Translation, are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.

Comprehensive income

Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In the consolidated financial statements, the concept of comprehensive income does not exist because French accounting principles do not authorize any change in equity corresponding to this definition other than net income and changes in the cumulative translation adjustment related to foreign subsidiaries.

In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.

For the Group, this statements includes, in addition to net income:

•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133,

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

B — RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO U.S. GAAP

Consolidated Net Income

(in millions of euros, except per share data)	September 30,
	2004	2003
	(Unaudited)	(Unaudited)
Net income (loss) as reported in the Statement of Operations	(7.3)	(24.5)
Goodwill amortization	6.4	6.2
Available-for-sale securities	—	(2.8)
Stock options	(0.2)	(0.1)
Deferred tax	0.1	—
Derivative instruments and hedging activities	4.8	13.9

Net income (loss) according to U.S. GAAP	3.9	(7.3)

Weighted average number of shares outstanding	11,681,218	11,680,718
Dilutive potential shares from stock-options	159,751	169,900

Dilutive weighted average number of shares outstanding	11,840,969	11,850,618

Net income (loss) per share
Basic	0.33	(0.62)
Diluted	0.33	(0.62)

Shareholders’ equity

	September 30,
(in millions of euros)	2004	December 31,
	(Unaudited)	2003
Shareholders’ equity as reported in the Consolidated Balance Sheets	396.2	396.6
Goodwill amortization	20.4	14.0
Deferred tax assets	(7.0)	(7.1)
Stock options	(0.5)	(0.4)
Available-for-sale securities	(1.2)	(1.3)
Derivative instruments and hedging activities	4.4	(0.4)
Other comprehensive income	7.9	12.0

Shareholders’ equity according to U.S. GAAP(a)	420.2	413.4

(a)	including comprehensive income of €6.7 million as of September 30, 2004 and €(17.6) million as of December 31, 2003.

C — ADDITIONAL U.S. GAAP DISCLOSURES

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non controlling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

FIN 46 was effective immediately for VIEs created or entered into after January 31, 2003. The adoption of the provisions applicable to VIEs created or entered into after January 31, 2003 did not have a material impact on the Company’s financial statements. For VIEs created or entered into prior to February 1, 2003, consolidation under FIN 46 has become effective from January 1, 2004. The adoption of FIN 46 does not lead to any material impact.

On November 21, 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, regarding whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. For contracts including multiple deliverables meeting the separation criteria of EITF 00-21, the Group allocates the total arrangement consideration to each separate unit of accounting based on the relative fair values of the deliverables in each unit of accounting and recognizes revenue based on the Group’s revenue recognition policy applicable to each separate unit of accounting. In general, EITF 00-21 limits the amount of revenue allocated to an individual deliverable under an agreement to the lesser of its relative fair value or the amount not contingent on the Group’s delivery of other elements under the agreement, regardless of the probability of the Group’s performance. For CGG, the provisions of this Issue become effective for the year beginning January 1, 2004. The adoption of EITF 00-21 does not lead to any material impact.

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Factors Affecting Results of Operations

     We divide our businesses into two segments, geophysical services and geophysical products. Operationally, our Services segment is organized into three strategic business units, or SBUs:

•	the Land SBU for land and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition and multi-client library sales; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.

     Our Products segment includes primarily our equipment manufacturing subsidiaries comprising Sercel.

Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices. Despite relatively high energy prices for the last four years, following the sharp drop of late 1998 and early 1999, the geophysical services market has not recovered in terms of either business volume or price to the levels preceding the 1998-1999 decline of oil and gas prices.

We believe that two fundamental factors have contributed to this unusual situation. First, global geopolitical uncertainty, particularly following the September 11, 2001 tragedy and further accentuated by the events in the Middle East during 2003, has not created the confidence and visibility that are essential in our clients’ long term decision-making processes, with many projects being delayed or cancelled. Second, given this difficult environment, geophysical services providers as a whole have not reacted efficiently, in particular in terms of capacity adjustment, which results in excess supply applying downward pricing pressure in the market. Nevertheless, we believe that the long-term outlook for the geophysical services sector remains fundamentally positive for a number of reasons:

–	If they occur, renewed geopolitical stability and economic growth may gradually restore confidence and visibility in the market, improving the prospects for new projects by our clients.

–	Economic growth, particularly in more active regions such as Asia, may generate increased energy demand and sustain both energy prices and exploration efforts in a context of diminishing reserves.

–	The scope of application of geophysical services has considerably increased over the last few years as a result of significant research and development efforts and can now potentially be applied to the entire sequence of exploration/development/production as opposed to exploration only. This is particularly true with technologies such as 4D (time lapse seismic data). This could result in larger accessible markets for the geophysical industry.

–	The depth and duration of the current contraction in the geophysical sector has gradually increased awareness among geophysical service providers of the need to improve the sector’s business model, which under current conditions creates little shareholder value.

Recent increases in the volume of demand in the offshore seismic segment may indicate that conditions are evolving positively in the near term. It is further confirmed by the fundamentals of the energy demand and supply which prompt Oil Companies to increase their exploration efforts to find new reserves.

     We decided in September 2002 to take a 7.5% equity stake in the capital of one of our competitors, the Norwegian company Petroleum Geo Services ASA (“PGS”), for a total price of U.S.$7.0 million. Since then, we have supported PGS during its financial restructuring effort, in particular its need to reschedule and restructure its debt. The final stage of this process was reached on October 21, 2003, when a U.S. court approved the restructuring plan agreed upon between PGS and its creditors, clearing the way out of Chapter 11. As a result of the new capital structure and further to the exercise of options granted to CGG as both a supporting and common shareholder of PGS, we held 867,753 shares of PGS for a total investment of approximately U.S.$18 million or 4.3% of the new equity composed of 20,000,000 shares.

     During December 2003, we sold 400,000 shares of PGS on the market, reducing our total holdings to 2.3%. In the context of our discussions with PGS with a view to merging the two companies’ seismic businesses, we made an offer, on September 1, 2004, for the acquisition of the PGS seismic business for a total consideration of U.S.$900 million, made up of U.S.$800 million in cash and U.S.$100 million in CGG shares. Given the negotiating gap existing between the parties, in particular concerning the valuation of the transaction and further exacerbated by the perception of a recently improving seismic market, we decided on October 5, 2004 to withdraw our offer and to pursue our exploration of strategic alternatives.

     On November 2, 2004, we launched the issue of an aggregate amount of U.S.$84,980,000 subordinated bonds convertible into new ordinary shares of our company or redeemable into new shares and/or existing shares of our company and/or in cash. The issuance of these bonds is taking place solely outside of France and is reserved for Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and CGG Executive Invesco, LLC.

Land SBU restructuring plan

     Our results of operations have also been affected by growing operational risks in land acquisition, in addition to intense competitive pressure. This situation led us to reassess our geographical presence in certain land acquisition markets. We launched a restructuring program in September 2003 to substantially lower our fixed costs in this segment, which included a workforce reduction affecting 250 employees and the disposal of seismic acquisition inventories and assets for a total cost of €19 million.

     In the nine months ended September 30, 2004, we have spent €10.7 million of a €12.1 million provision on our books at December 31, 2003. Both in terms of cost savings and operational reorganization, the restructuring plan progressing in conformity with the initial objectives.

Revenues and backlog

     Our revenues for the nine months ended September 30, 2004 increased 7% compared with our revenues for the nine months ended September 30, 2003. Expressed in U.S. dollars, revenues increased 19% to U.S.$597.0 million from U.S.$503.1 million. The increase resulted primarily from our Products segment, which experienced a 73% increase in revenues in dollar terms (excluding intra-group sales) for the nine months ended September 30, 2004 compared to comparable period in 2003, and to a lesser extent from our Offshore SBUs. Revenues for the nine months ended September 30, 2004 for our Offshore SBUs increased in dollar terms by 27%, compared to the comparable period in 2003.

     Our backlog as of November 1, 2004 was €342 million (U.S.$435 million), compared to €262 million (U.S.$305 million) as of November 1, 2003, representing a 31% increase in euros and a 43% increase in U.S. dollars.

Acquisitions and Disposals

     On January 2, 2004, Sercel finalized the acquisition of the seismic equipment business of Thales Underwater Systems (“TUS”). Principally located in Australia, TUS develops and manufactures surface marine seismic acquisition systems, particularly solid streamers, and seabed marine seismic acquisition systems. The transaction was valued at €25 million, of which €21.7 million was paid in cash at the closing of the transaction, and generated goodwill of €19.8 million.

     On January 8, 2004, Sercel acquired a 51% majority ownership in Hebei Junfeng Geophysical Co. Ltd., the provider of geophones and seismic cables for the Chinese seismic market. Hebei Junfeng Geophysical Co. Ltd., located in the Hebei province, was originally created by BGP, the largest Chinese geophysical services contractor. The transaction amounted to €9.8 million approximately and generated goodwill of €2.8 million. BGP will remain shareholder of the company along with the management, the employees, and XPEIC, a Chinese geophysical equipment company.

     On February 19, 2004, Sercel acquired Orca Instrumentation, a French company that develops and markets marine instrumentation and underwater data transmission systems. Orca Instrumentation employs 15 people. The transaction amounted to €1.3 million.

     On March 3, 2004, Sercel completed the acquisition of Createch Industrie, a French company specialized in borehole measurement tools, borehole seismic tools and permanent borehole sensors. The company is headquartered in the Paris area and employs 19 people. The transaction amounted to €1.9 million.

     On September 23, 2004, the liquidation of Kantwell Overseas Shipping Co, which had owned the seismic vessel the “CGG Mistral” (which sank in December 2002), was completed. We recorded an exchange loss of €3.8 million under the item

“Exchange gains (losses)-net”.

Critical Accounting Policies

     Our significant accounting policies, which we have applied consistently in all material respects, are more fully described in Note 1 to our consolidated annual financial statements contained in our Annual Report for the year 2003 on Form 20-F. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

Multi-client survey accounting

     Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The multi-client library is stated at surveys costs described above less accumulated amortization or fair value if lower. We review the library for potential impairment for independent surveys on an ongoing basis.

     Revenue recognition:

     Revenues related to multi-client surveys result from pre-commitments and licenses after completion of the surveys (“after-sales”).

     Pre-commitments – Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing.

     We recognize pre-commitments as revenue based on the ratio of project cost incurred to total estimated project cost, which we believe reflects the physical progress of the project.

     After sales – Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that all the data conforms to technical specifications.

     After sales volume agreements – We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data.

     Amortization:

     We amortize the multi-client surveys according to three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys: amortized on the basis of 66.6% of revenues. Starting at the time of data delivery, a minimum straight-line depreciation scheme is applied on a three years period, should total accumulated depreciation from sales be below this minimum level;

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is a five year period from data delivery;

•	Long term strategic 2D surveys: amortization on sales according to the above area split and straight-line depreciation on a seven years period from data delivery.

Exclusive survey accounting (Proprietary / Contract services)

     We perform seismic services for a specific customer. We recognize proprietary/contract revenue as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenue based on the ratio of the project’s cost to date to the total project cost.

Other geophysical services

     Revenue from our other geophysical services is recognized as the services are performed.

Goodwill amortization and impairment of long-lived assets

     We amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to twenty years. We select the period of benefit based on the strategic significance of the asset acquired.

     We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare that the carrying value of each group of autonomous assets (independent operating units or subsidiaries) with the undiscounted cash flows that they are expected to generate based upon our expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either value or the sum of discounted future cash flows.

Three months ended September 30, 2004 compared with three months ended September 30, 2003

Operating Revenues

     The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales) and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended September 30,
	2004		2003
	(in millions of euros, except percentages)
Land SBU	18.8	11%	20.6	15%
Offshore SBU	55.2	33%	26.3	19%
Processing & Reservoir SBU	27.5	17%	29.1	22%

Services	101.5	61%	76.0	56%
Products	65.3	39%	59.7	44%

Total	166.8	100%	135.7	100%

     Our consolidated operating revenues for the three months ended September 30, 2004 increased 23% to €166.8 million from €135.7 million for the comparable period in 2003. Because approximately 80% of our operating revenues were in U.S. dollars, the decrease in the value of the U.S. dollar had a negative impact on our operating revenues as expressed in euros in our financial statements. Expressed in U.S. dollars, our consolidated operating revenues increased 33% to U.S.$202.0 million for the three months ended September 30, 2004 from U.S.$151.6 million for the comparable period in 2003. This increase was primarily attributable to our Services segment, and to a lesser extent to our Products segment.

     Services

     Operating revenues for our Services segment (excluding internal sales) increased 34% to €101.5 million for the three months ended September 30, 2004 from €76.0 million for the comparable period in 2003. Expressed in U.S. dollars, operating revenues increased 45%. This increase was primarily attributable to our Offshore SBU.

     Land SBU. Operating revenues for our Land SBU decreased by 8% to €18.8 million for the three months ended September 30, 2004 from €20.6 million for the comparable period in 2003. Expressed in US dollars, operating revenues decreased by 1% to U.S.$22.8 from U.S.$23.0. On average, during the three months ended September 30, 2004 seven crews were in operation, the same level of activity as recorded during the comparable period in 2003.

     Offshore SBU. Operating revenues for our Offshore SBU increased 110%to €55.2 million for the three months ended September 30, 2004 compared to €26.3 million for the comparable period in 2003. In U.S. dollar terms, operating revenues increased 127% to U.S.$66.8 million from U.S.$29.4 million. Multi-client data sales increased 147% to €25.9 million for the three months ended September 30, 2004 from €10.5 million for the comparable period in 2003. Exclusive contracts accounted for 81% of our seismic sales for the three months ended September 30, 2004 compared to 45% for the comparable period of 2003, but after sales increased significantly, primarily due to a new contract with a certain client in the Gulf of Mexico area.

     Processing & Reservoir SBU. For the three months ended September 30, 2004, revenues from the Processing & Reservoir SBU were €27.5 million (U.S.$33.2 million), down 5% in Euros and stable in U.S. dollar terms compared to €29.1 million (U.S.$32.5 million) during the comparable period in 2003.

     Products

     Operating revenues for our Products segment increased 8% to €69.2 million for the three months ended September 30, 2004 from €63.8 million for the comparable period in 2003. Expressed in U.S. dollar terms, operating revenues increased 17% to U.S.$83.7 million from U.S.$71.3 million. Excluding intra-group sales, operating revenues increased 9% to €65.3 million compared to €59.7 million for the comparable period in 2003. Sales of land equipment were approximately at the same level as last year during the traditionally softer summer season, while sales of marine equipment almost doubled in dollars, as a combined result of stronger demand and sales realized by entities that we have acquired since January 1, 2004 (see “Acquisitions and disposals” above).

Operating Expenses

     Cost of operations, including depreciation and amortization, increased 20% to €127.7 million for the three months ended September 30, 2004 from €106.4 million for the comparable period in 2003. As a percentage of operating revenues, cost of operations decreased to 77% in the three months ended September 30, 2004 compared to 78% in the comparable period in 2003. Because our revenues are more dollar-denominated than our costs of operations, a decrease in the value of the U.S. dollar against the euro decreases our revenues to a larger extent than our expenses. In the three months ended September 30, 2004, however, the exchange rate effect was offset by the distribution of our fixed costs over a greater revenue base than in the three months ended September 30, 2003, which decreased cost of operations as a percentage of operating revenues. Gross profit increased 33% to €39.1 million for the three months ended September 30, 2004 compared to €29.3 million for the comparable period in 2003.

     Research and development expenditures, net of government grants, increased by 25% to €8.4 million for the three months ended September 30, 2004 compared to €6.7 million for the comparable period in 2003, due to development efforts in our Products segment.

     Selling, general and administrative expenses for the three months ended September 30, 2004 decreased 9% to €19.7 million from €21.7 million in the comparable period in 2003. This decrease is primarily attributable to costs savings resulting from our Land SBU restructuring plan begun in 2003. As a percentage of operating revenues, selling, general and administrative costs decreased to 12% for the three months ended September 30, 2004 compared to 16% for the comparable period in 2003.

     Other expenses were €0.3 million for the three months ended September 30, 2004 compared to €18.1 million for the three months ended September 30, 2003. The amount for the three months ended September 30, 2003 included €17.4 million related to our Land SBU restructuring plan as follows, namely:

•	€10.2 million related to the redundancy plan and other expenses,

•	€7.2 million related to asset write-downs.

Operating Income (Loss)

     We had operating income (before amortization of goodwill) of €10.7 million for the three months ended September 30, 2004 compared to an operating loss of €17.2 million for the comparable period in 2003 due primarily to operating income in our Services segment.

     Operating income from our Services segment was €1.6 million in the three months ended September 30, 2004 compared to an operating loss of €30.0 million for the comparable period in 2003, which was due to provisions for the cost of our Land SBU restructuring plan as described above, which were recorded in the three months ended September 30, 2003, and several unfavorable factors. Our Services segment becomes profitable for this quarter. The increase in offshore acquisition prices, a good productivity of the vessels and a high level of after-sales from our multi-client library explain this performance in the three months ended September 30, 2004.

     Operating income from our Products segment was €11.7 million in the three months ended September 30, 2004 compared to €13.8 million for the comparable period in 2003, due to the lower value of the dollar against the euro and a less favorable product mix.

Financial Income and Expenses, Net

     Net financial expenses increased 39% to €5.0 million for the three months ended September 30, 2004 from €3.6 million for the comparable period in 2003. The increase is principally due to a €2.2 million reduction in the provision recorded as of September 30, 2003 for losses on PGS stock after the announcement of PGS’s proposed financial restructuring plan.

     Foreign exchange losses were €3.2 million for the three months ended September 30, 2004, compared to a €0.7 million foreign exchange losses for the comparable period in 2003, due to a €3.8 million exchange loss on the liquidation of Kantwell Overseas Shipping Co., which occurred on September 23, 2004.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method increased to €2.9 million for the three months ended September 30, 2004 from €0.9 million for the comparable period in 2003. Equity in income from Argas, our joint venture in Saudi Arabia, was €2.9 million for the three months ended September 30, 2004 compared to €1.0 million for the comparable period in 2003.

Income Taxes

     Income taxes increased to €6.0 million for the three months ended September 30, 2004 from €1.7 million for the comparable period in 2003, which is principally attributable to an increase in our U.S. income tax due to the complete use of our net operating loss carry forwards in 2003.

     We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.

Net Income (Loss)

     Net loss for the three months ended September 30, 2004 was €3.2 million compared to net loss of €25.5 million for the comparable period of 2003.

     Net loss for the three months ended September 30, 2003 included a goodwill write-down of €1.6 million related to our Land SBU.

Nine months ended September 30, 2004 compared with nine months ended September 30, 2003

Operating Revenues

     The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales) and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Nine months ended September 30,
	2004		2003
	(in millions of euros, except percentages)
Land SBU	61.0	12%	115.2	25%
Offshore SBU	134.5	28%	117.3	26%
Processing & Reservoir SBU	76.4	16%	84.2	19%

Services	271.9	56%	316.7	70%
Products	216.3	44%	137.9	30%

Total	488.2	100%	454.6	100%

     Our consolidated operating revenues for the nine months ended September 30, 2004 increased 7% to €488.2 million from €454.6 million for the comparable period in 2003. Expressed in U.S. dollar terms, our consolidated operating revenues increased 19% to U.S.$597.0 million from U.S.$503.1 million. The increase was primarily attributable to our Products segment, which offset a decline in our Services segment.

     Services

     Operating revenues for our Services segment (excluding intra-group sales) for the nine months ended September 30, 2004 decreased 14% to €271.9 million from €316.7 million for the comparable period in 2003. Expressed in U.S. dollars, operating revenues decreased 5% to U.S.$332.2 million from U.S.$ 349.7 million. This decrease was primarily due to our Land SBU.

     Land SBU. Operating revenues for our Land SBU for the nine months ended September 30, 2004 decreased 47% to €61 million compared to €115.2 million for the comparable period in 2003. Expressed in U.S. dollar terms, operating revenues decreased 41% to U.S.$74.8 million from U.S.$126.9 million. This decrease resulted from the combined effects of our restructuring plan objectives to reduce our presence in certain regions and the continued low level of demand in this market segment. During the first nine months of 2004, 7 crews on average were in operation compared to 12 crews on average for the comparable period in 2003.

     Offshore SBU. Operating revenues for our Offshore SBU for the nine months ended September 30, 2004 increased 15% to €134.5 million for the nine months ended September 30, 2004 compared to €117.3 million for the comparable period in 2003. In U.S. dollar terms, operating revenues increased 27% to U.S.$164.1 million from U.S.$129.6 million. Multi-client data sales decreased 22% to €66.4 million for the nine months ended September 30, 2004 from €85.1 million for the comparable period in 2003. Exclusive contracts accounted for 72% if our offshore sales for the nine months ended September 30, 2004 compared to 30% of comparable period in 2003 due to a shift towards more vessels on exclusive contracts in response to market demand, but after sales increased 79% mainly in the Gulf of Mexico area.

     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the nine months ended September 30, 2004 decreased 9% to €76.4 million from €84.2 million for the comparable period in 2003. Expressed in U.S. dollar terms, operating revenues was largely stable at U.S.$93.3 million.

     Products

     Operating revenues for our Products segment increased 51% to €228.9 million in the nine months ended September 30, 2004 from €152.0 million for the comparable period in 2003. Expressed in U.S. dollar terms, revenues increased 66% to U.S.$280.2 million from U.S. $168.9 million. Excluding intra-group sales, revenues increased 57% to €216.3 million for the nine months ended September 30, 2004 compared to €137.9. million for the comparable period in 2003. Sales realized by entities that we have acquired since January 1, 2004 (see “Acquisitions and disposals” above) contributed to about one third of the overall growth in dollars, but demand, sustained by the ongoing success of the 408UL land recording system and the growing acceptance of new products (digital sensors, Seal marine acquisition systems and Nomad vibrators) remained strong for land and marine products during the nine months ended September 30, 2004.

Operating Expenses

     Cost of operations, including depreciation and amortization, increased 62% to €389.5 million for the nine months ended September 30, 2004 compared to €366.8 million for the comparable period in 2003. As a percentage of operating revenues, cost of operations decreased to 80% in the first nine months of 2004 compared to 81% in the first nine months of 2003. Gross profit increased 12% to €98.7 million for the nine months ended September 30, 2004 compared to €87.8 million for the comparable period in 2003.

     Research and development expenditures, net of government grants, increased 26% to €24.1 million for the nine months ended September 30, 2004 compared to €19.2 million in the comparable prior period, due to development efforts in our Products segment.

     Selling, general and administrative expenses decreased 4% to €57.3 million for the nine months ended September 30, 2004 compared to €59.8 million for the comparable period in 2003. This decrease is primarily attributable to costs savings resulting from our Land SBU restructuring plan begun in 2003. As a percentage of operating revenues, selling, general and administrative costs were 12% for the nine months ended September 30, 2004 compared to 13% in the comparable period in 2003.

Operating Income (Loss)

     We had operating income for the nine months ended September 30, 2004 of €23.7 million compared to operating loss of €5.3 million for the comparable period in 2003. The improvement in operational result is explained by provisions for the cost of our Land SBU restructuring plan, which were recorded in the nine months ended September 30, 2003 and operational improvements achieved in the nine months ended September 30, 2004.

     Operating loss from our Services segment was €16.4 million for the nine months ended September 30, 2004 compared to operating loss of €31.1 million for the comparable period in 2003. The increase in offshore acquisition prices, a good productivity of the vessels and a high level of after-sales from our multi-client library explain this performance in the nine months ended September 30, 2004.

     Operating income from our Products segment was €45.5 million for the nine months ended September 30, 2004 compared to €30.4 million for the comparable period in 2003. This increase resulted from higher level of revenues, particularly in the three months ended March 31, 2004 and of a more favorable product mix despite the negative impact of the U.S. dollar/euro exchange rate.

     Other revenues were €6.4 million for the nine months ended September 30, 2004 compared to expenses of €14.1 million for the comparable period in 2003, which included Land SBU restructuring costs of €17.4 million.

     Other revenues for the nine months ended September 30, 2004 consisted principally of insurance proceeds of €1.8 million related to the seismic vessel “CGG Mistral”, and the sale of a building in France, which generated a gain of €2.2 million.

Financial Income and Expenses, Net

     Net financial expenses increased 6% to €16.7 million in the nine months ended September 30, 2004 from €15.8 million for the comparable period in 2003.

     Foreign exchange gain was €0.9 million for the nine months ended September 30, 2004 compared to a foreign exchange gain of €5.4 million for the comparable period in 2003. The €0.9 million exchange gain included a €3.8 million exchange loss on the liquidation of our subsidiary Kantwell Offshore Shipping Co. which was offset by favorable hedges.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method increased to €7.7 million in the nine months ended September 30, 2004 from €5.8 million in the comparable period in 2003. Equity in income from Argas, our joint venture in Saudi Arabia, was €7.6 million for the nine months ended September 30, 2004 compared to €6.0 million for the comparable period in 2003.

Income Taxes

     Income taxes increased to €15.6 million for the nine months ended September 30, 2004 from €8.4 million for the nine months ended September 30, 2003 due to an increase in our U.S. income tax resulting from the complete use of our net operating loss carry forwards in 2003 and high level of revenues in Offshore SBU activity.

     We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.

Net Income (Loss)

     Net loss for the nine months ended September 30, 2004 was €7.3 million compared to a net loss of €24.5 million for the comparable period in 2003.

     Net loss for the nine months ended September 30, 2003 included a goodwill write-down of €1.6 million related to our Land SBU.

Liquidity and Capital Resources

     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.

Operations

     For the nine months ended September 30, 2004, our net cash provided by operating activities, before changes in working capital, was €99.0 million compared to €84.9 million for the comparable period in 2003. Changes in working capital in the nine months ended September 30, 2004 are negative €34.2 million compared to positive €50.9 million in the comparable period in 2003. On one hand, higher sales were realized in September 2004 increasing trade receivables at September 30, 2004 and, on the other hand, other current liabilities variance is due to the cash out of the restructuring provision amounting to €10.7 million. Moreover, excluding insurance indemnities received during the first nine months of 2003 related to the “CGG Mistral", changes in working capital were positive €1.9 million during the first nine months of 2003.

Investing Activities

     During the nine months ended September 30, 2004, we incurred capital expenditures of €37.2 million, including €7.7 million of equipment acquired under capital lease by CGG Marine related to the renewal of the charters for the seismic vessels Föhn and Harmattan (which leases include buy-back options), compared to €26.1 million for the nine months ended September 30, 2003.

     We also invested €39.8 million in our multi-client library, primarily in deepwater areas offshore in the Gulf of Mexico and Brazil. As of September 30, 2004, the net book value of our marine multi-client data library was €142.8 million compared to €146.9 million as of September 30, 2003.

Financing Activities

     Net cash provided by financing activities during the nine months ended September 30, 2004 was negative €18.3 million, resulting principally from the repayment in the six months period ended June 30, 2004 of the U.S.$8.7 million bank facility we used to finance the streamers on the seismic vessel the “CGG Mistral”, which sank in December 2002.

     Net debt corresponding to Long-term debt ($208.4 million), Current portion of long-term debt ($22.8 million), and Bank overdrafts ($4.9 million), less Cash and cash equivalents ($50.3 million), was €185.8 million as of September 30, 2004, €139.2 million as of December 31, 2003 and €152.6 million as of September 30, 2003. The ratio of net debt to equity increased to 47% as of September 30, 2004 compared to 35% as of December 31, 2003 and 39% as of September 30, 2003.

     ORBDA for the nine months ended September 30, 2004 was €111.3 million compared to €122.7 million for the comparable period in 2003.

     ORBDA for the three months ended September 30, 2004 was €40.5 million compared to €22.3 million for the comparable period in 2003.

     “ORBDA” is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present ORBDA differently than we do. ORBDA is not a measure of financial performance under French GAAP or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP or U.S. GAAP.

     The following table presents a reconciliation of ORBDA to operating income for the periods indicated as follows:

	Nine months ended		Three months ended
	September 30		September 30
	2004	2003	2004	2003
(in millions of euros)
ORBDA	111.3	122.7	40.5	22.3
Depreciation and amortization (excluding goodwill amortization)	(45.3)	(51.6)	(14.7)	(19.4)
Multi-client surveys amortization	(43.1)	(64.8)	(14.9)	(9.3)
Variation of current assets allowance	2.8	4.2	0.7	0.2
Dividends received from equity companies	(4.8)	(5.8)	(0.4)	(0.5)
Non recurring gains (losses)	2.8	(10.0)	(0.5)	(10.5)

Operating income (loss)	23.7	(5.3)	10.7	(17.2)

     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2003.

Contractual Obligations

     The following table sets forth our future cash obligations as of September 30, 2004:

	Payments Due by Period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of euros)
Long-Term Debt	6.5	5.3	184.8	1.6	198.2
Capital Lease Obligations	9.3	16.3	0.7	—	26.3
Operating Leases	40.0	35.3	15.0	1.7	92.0
Other Long-Term Obligations (bond interest)	19.3	28.9	19.3	—	67.5

Total Contractual Cash Obligations	75.1	85.8	219.8	3.3	384.0

Trend Information

Currency Fluctuations

     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four chartered vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues, principally due to personnel costs payable in euros. We do not enter into forward foreign currency exchange contracts for trading purposes.

Seasonality

     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere. Also, our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during the first quarter of the year. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets is denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

     The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of September 30, 2004:

Fair value (in € million)	2005	2006	2007	2008	Thereafter	Total	Fair Value
Cap contracts
Interest rate cap U.S. dollar	—
Capped rate	—%
Debt
U.S. dollar	0.2	—	0.2	181.4	1.1	182.9	196.3
Average fixed rate	7.9%	—%	8%	10.6%	8.5%	10.6%
U.S. dollar	5.2	1.1	7.0	1.8	1.3	16.4	16.4
Average variable rate	2.9%	3.0%	3.0%	2.6%	4.5%	3.1%
Euro	6.6	1.6	3.1	1.0	—	12.4	11.9
Average fixed rate	6.4%	6.2%	6.3%	6.0%	—%	6.3%
Euro	2.1	0.7	6.1	—	—	8.9	8.9
Average variable rate	2.5%	2.5%	2.5%	—%	—%	2.5%
Other currencies	0.2	0.1	0.1	—	—	0.4	0.4
Average fixed rate	8.0%	7.1%	7.3%	—%	—%	7.5%
Other currencies	0.9	0.2	0.9	0.5	0.1	2.6
Average variable rate	23.4%	24.0%	23.5%	22.1%	7.2%	22.6%	2.6
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	141.0
U.S. dollars average rate	1.2156
Options — Puts (in U.S.$)	—
U.S. dollars average rate	—

Item 4: CONTROLS AND PROCEDURES

     As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, under the supervision of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that such controls and procedures are effective to ensure that information required to be disclosed in reports filed with or submitted to the SEC under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

     There has been no change in our internal control over financial reporting during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

Item 1: LEGAL PROCEEDINGS

     Not applicable

Item 2: UNREGISTERED SALES OF SECURITIES AND USE OF PROCEEDS

					Maximum number
	Total number of				of shares that
	shares purchased				may yet be
	as part of the 2004	Total number of	Average price paid	Total amount	purchased under
	program (a)	shares purchased	per share	paid	the program
July, 2004 (a)	33,096	33,096	€46.41	€1,535,956	1,074,965
August, 2004 (a)	43,079	43,079	€42.08	€1,812,745	1,078,115
September, 2004 (a)	30,261	30,261	€49.82	€1,507,459	1,074,103

TOTAL	106,436	106,436	€45.63	€4,856,160	1,074,103

(a)	shares purchased as part of the 2004 program announced on April 14, 2004, approved by the Shareholders meeting dated May 13, 2004, authorizing purchases of shares up to 10% of the common stock of CGG at a maximum price of €80 per share ; this program replaced the previous program announced on April 23, 2003.

Item 3: DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

Item 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     A combined general meeting of shareholders (ordinary and extraordinary) (“the Meeting”) was held on October 29, 2004.

     At the Meeting, the appointment of a Director was voted on, and the relevant number of votes cast was as follows:

Director	Term of office	Votes For	Votes Against	Abstain
Andrew SHEINER	2010	6 909 596	810 591	0

     Previous annual general meetings of shareholders duly elected the following directors:

Name	Term Expires
Robert BRUNCK	2008
Olivier APPERT	2008
Patrick de la CHEVARDIERE	2010
Jean DUNAND	2007
Gérard FRIES	2008
Yves LESAGE	2009
John MAC WILLIAMS	2005
Christian MARBACH	2007
Robert SEMMENS	2005
Daniel VALOT	2006

     Previous annual general meetings of shareholders elected the following auditors:

Auditors
MAZARS & GUERARD (Statutory auditor)
Patrick de CAMBOURG (substitute for MAZARS & GUERARD)
BARBIER FRINAULT & AUTRES (Statutory auditor)
Michel LEGER (substitute for BARBIER FRINAULT & AUTRES)

     The Meeting voted also (i) to approve the reserved issue of bonds in favour of Onex in the amount of U.S.$84,980,000 divided into 14,000 bonds of U.S.$6,070 each, convertible into new shares, redeemable for new shares and/or existing shares and/or in cash, the interests being paid into new shares and/or existing shares and/or in cash, (ii) to delegate power and authority to the Board of Directors to implement the issue, (iii) to delegate power and authority to the Board of Directors to increase the capital, reserving the subscription of the shares to be issued to members of a Company Savings Plan, (iv) to approve the creation of a new Article 13 of the Articles of Association allowing the board of directors to appoint observers.

     The relevant votes cast were as follows:

	Votes For	Votes Against	Abstain
Reserved issue of bonds in favour of Onex	6 363 762	165	253 367
Authorization to implement the issue	7 220 730	499 457	0
Authorization to increase the capital, reserving the subscription of the shares to be issued to the members of a Company Savings Plan	7 419 976	300 211	0
Creation of Article 13 of the Articles of Association	7 103 195	616 992	0

Item 5: OTHER INFORMATION

     Not applicable.

Item 6: EXHIBITS AND CURRENT REPORTS ON FORM 6-K

Exhibits

     The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit
3.1*	English translation of the Articles of Association (statuts) of CGG, as amended.
10.1*	Subscription Agreement, dated 27 September 2004, among CGG and Onex with respect to U.S.$84,980,000 7.75% Convertible Subordinated Bonds due 2012
10.2*	Registration Rights Agreement, dated 27 September 2004, among CGG and Onex with respect to U.S.$84,980,000 7.75% Convertible Subordinated Bonds due 2012
31.1*	Certificate issued by the CGG Chairman and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
31.2*	Certificate issued by the CGG Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

*	Filed herewith.

Reports on Form 6-K

On September 2, 2004, we submitted a report on Form 6-K including a press release announcing our consolidated results for the second quarter of 2004.

On October 6, 2004, we submitted a report on Form 6-K including a press release announcing that CGG withdraws its offer to PGS.

On October 12, 2004, we submitted a report on Form 6-K including a press release announcing that CGG sets pace in wave equation market.

On October 20, 2004 we submitted a report on Form 6-K including a press release announcing that a Shareholders’ Meeting would be convened on October 29, 2004.

On November 2, 2004 we submitted a report on Form 6-K including a press release announcing that our shareholders had approved the reserved issue of subordinated bonds convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash in favour of Onex and had appointed Mr. Andrew Sheiner as new director of CGG.

On November 3, 2004, we submitted a report on Form 6-K including a press release announcing a reserved issue of subordinated bonds convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash.

On November 4, 2004 we submitted a report on Form 6-K including a press release announcing the CGG had been reconfirmed to run Shell in-house processing centers.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Michel Ponthus
Compagnie Générale de Géophysique
(Registrant)

/s/ Michel Ponthus
Michel Ponthus
Senior Executive Vice President Finance & Human Resources and Chief Financial Officer

Date: November 16, 2004